12g3-2(b)

082-04575

RECEIVED
2009 JAN 13 A 8:32

SUPPL

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

[redacted]

09045108

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

Cologno Monzese, 31 December 2008

We'll inform you that no informations requested to make public pursuant to Italia's law have submitted to the Italian Autorithies during the month of December.

Please, do not hesitate to contact our offices for any further informations.

PROCESSED
JAN 16 2009
THOMSON REUTERS

Yours faithfully.

Emanuela Bianchi
(Corporate Affaires)

Emanuela Bianchi

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

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